Item 77Q-2

The Registrant's Trustees and certain officers, investment advisers, certain affiliated persons of the investment advisers and persons who own more than 10% of any class of outstanding securities of the Registrant are required to file forms reporting their affiliation with the Registrant and reports of ownership and changes in ownership of the Registrant's securities with the Securities and Exchange Commission ("SEC") and the New York Stock Exchange. These persons and entities are required by SEC regulation to furnish the Registrant with copies of all such forms they file. Based solely on a review of these forms furnished to the Registrant, the Registrant believes that each of its Trustees and relevant officers, Babson Capital Management LLC, the Registrant's adviser, ("Babson Capital") and its relevant affiliated persons have complied with all applicable filing requirements during the Registrant's fiscal year ended December 31, 2005, except (i) Michael T. Rollings and David Brennan of Babson Capital each inadvertently filed a late Form 3; and (ii) Mr. Crandall and Mr. Rollings each made one inadvertent untimely transaction report on Form 4 with regard to Registrant shares. Additionally, one Form 5 filing was made in 2006 by Trustee Corine Norgaard to disclose an inadvertently unreported 2004 transaction in Registrant shares.